Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	Six Months Ended June 30,		Year Ended December 31,

In millions $	2012	2011	2011	2010	2009	2008	2007

Earnings:
Income from continuing operations before taxes	5,953	6,604	10,773	11,702	9,922	9,499	7,487
- Results from associated companies	(304)	(247)	(528)	(804)	(293)	(441)	(412)
Income from continuing operations before taxes (after eliminating our share of results from associated companies)	5.649	6.357	10,245	10,898	9,629	9,058	7,075
+ Fixed charges	410	448	888	809	664	405	354
+ Dividends from associated companies	398	381	403	568	504	248	155
Total EARNINGS	6,457	7,186	11,536	12,275	10,797	9,711	7,584

Fixed charges:
Interest expense	347	379	751	692	551	290	237
Interest within rental expense (1/3 of rental)	63	69	137	117	113	115	117
Total FIXED CHARGES	410	448	888	809	664	405	354

Ratio of Earnings to Fixed Charges	15.7	16.0	13.0	15.2	16.3	24.0	21.4